Prudential Natural Resources Fund, Inc.
For the year ended May 31, 1999
File number 811-5206


                          SUB-ITEM 77J


              Reclassification of Capital Accounts

      The Fund accounts and reports for distributions to shareholders in accordance with the American Institute of Certified Public Accountants' Statement of Position 93-2:
Determination, Disclosure, and Financial Statement Presentation of Income, Capital Gains, and Return of Capital Distributions by Investment Companies. The effect of applying this statement was to increase accumulated net investments by $1,165,818, decrease accumulated net realized loss on investments by $955,589 and decrease paid-in-capital by $210,229 for realized foreign currency gains, tax-basis net operating losses and redemptions utilized as distributions for federal income tax purposes during the fiscal year ended May 31, 1999. Net investment income, net realized gains and net assets were not affected by this change.